Exhibit (a)(5)(B)

For Immediate Release

CONTACTS:

Tony Rossi

Financial Profiles

trossi@finprofiles.com

Simon Coope

MacKenzie Partners, Inc.

(212) 929-5085

scoope@mackenziepartners.com

STEEL EXCEL INC. COMMENCES TENDER OFFER FOR SHARES OF IGO, INC.

SCOTTSDALE, Ariz., and WHITE PLAINS, N.Y., July 25, 2013 – iGO, Inc. (NASDAQ: IGOI) (the “Company”) and Steel Excel Inc. (Other OTC: SXCL) (“Steel”) announced today that Steel has commenced a cash tender offer to acquire up to 1,316,866 of the outstanding shares of the Company’s common stock, representing a 44.0% ownership position in the Company on a fully-diluted basis, at a price of $3.95 per share.

The tender offer is scheduled to expire at 5:00 p.m., New York City time, on Thursday, August 22, 2013, unless the offer is extended or earlier terminated. Documents with instructions on how Company stockholders may participate in the tender offer will be filed with the Securities and Exchange Commission (“SEC”) today and will be mailed or otherwise made available to Company stockholders promptly thereafter.

After the expiration of the offer, provided all conditions to the offer have been met, Company stockholders who validly tendered and did not withdraw their shares prior to the expiration of the offer will receive payment for their tendered shares in cash, payable without interest and less any applicable withholding taxes, subject to proration for tenders by other stockholders if the tender offer is oversubscribed.

The tender offer is being made pursuant to the previously announced Stock Purchase and Sale Agreement entered into by the Company and Steel on July 11, 2013 (the “Sale Agreement”). The Sale Agreement and the transactions contemplated thereby, including the tender offer, have been unanimously approved by the boards of directors of both companies.

Under the terms of the Sale Agreement, the tender offer is conditioned upon, among other things, the valid tender of at least 897,864 of the outstanding shares of the Company’s common stock. If at least 897,864, but less than 1,316,866, of the outstanding shares of the Company’s common stock are tendered in the tender offer, Steel is obligated to purchase from the Company newly issued shares of the Company’s common stock at the same price per share as paid in the tender offer, such that Steel’s interest in the Company following the transaction will constitute 44.0% of the then outstanding shares of the Company’s common stock on a fully diluted basis.

Upon completion of the tender offer, Steel will have the right to designate two of the Company's four directors. Further, a new president and chief executive officer will be appointed to replace Michael D. Heil, who currently holds the position.

Adage Capital Partners, L.P., one of the Company’s principal stockholders, owning approximately 612,457 of the Company’s outstanding common stock, has entered into a tender and voting agreement with Steel and the Company pursuant to which Adage has agreed to, among other things, tender all of its shares of the Company’s common stock in the tender offer, subject to proration for tenders by other stockholders.

Steel is filing with the SEC today a Tender Offer Statement on Schedule TO, including an Offer to Purchase and related Letter of Transmittal, setting forth in detail the terms of the tender offer, including instructions for Company stockholders who wish to tender their shares. Additionally, the Company is filing with the SEC today a Solicitation/Recommendation Statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of the Company’s board of directors that the Company’s stockholders tender their shares in the tender offer.

About iGO, Inc.

iGO, Inc. offers a full line of innovative accessories for almost every mobile electronic device on the market.  Whether consumers want to power, protect, listen to, share, cool, hold or connect to their devices, iGO has the accessories they need.

iGO’s products are available at www.igo.com as well as through leading resellers and retailers. For additional information call 480-596-0061, or visit www.igo.com.

iGO is a registered trademark of iGO, Inc. All other trademarks or registered trademarks are the property of their respective owners.

About Steel Excel Inc.

Steel Excel Inc., through its two business segments, Steel Energy Ltd. and Steel Sports Inc., is committed to acquiring, strengthening and growing profitable businesses. Steel Energy provides well servicing, workover and other services to the oil and gas industry. Steel Sports is a network of branded participatory and experience-based businesses engaged in sports, training, entertainment and consumer lifestyle. More information is available at Steel Excel’s website: www.steelexcel.com.

Important information about the tender offer

The solicitation and the offer to buy shares of the Company's common stock is being made pursuant to an Offer to Purchase and related materials that Steel is filing with the SEC. Steel is filing a Tender Offer Statement on Schedule TO with the SEC today in connection with the commencement of the offer, and the Company is filing a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC today with respect to the tender offer. Stockholders are advised to read the Offer to Purchase and the Letter of Transmittal, the Solicitation/Recommendation Statement, and all related documents as they contain important information about the tender offer and the proposed transactions. Stockholders may obtain these documents free of charge from the SEC’s website at www.sec.gov, or by contacting MacKenzie Partners, Inc., the information agent for the tender offer, at (800) 322-2885 (U.S. toll free) or tenderoffer@mackenziepartners.com. In addition, copies of the Solicitation/Recommendation Statement and other filings containing information about the Company, the tender offer and the transactions contemplated by the Sale Agreement may be obtained, without charge, by directing a request to iGO, Inc. Attention: Chief Executive Officer, at 17800 N. Perimeter Drive, Suite 200, Scottsdale, Arizona 85255, or on iGO, Inc.’s corporate website at www.igo.com.

It is not anticipated that stockholder approval of the Sale Agreement or the transactions contemplated by it will be required. This press release does not constitute proxy solicitation material and no stockholder should submit any proxy or other voting document to iGO, Inc. at this time. If a stockholder vote is later determined to be required, iGO, Inc. would file with the SEC and make available to stockholders a proxy statement and proxy card complying with applicable rules, which stockholders would be urged to review before voting.

Forward-looking statements

Certain statements made in this press release are “forward-looking statements.” Such forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as “believes,” “expects,” “may,” “should,” “intend” or “anticipates” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties.  Such forward-looking statements include the ability of iGO, Inc. and Steel Excel Inc. to complete the transactions contemplated by the Sale Agreement, including the parties’ ability to satisfy the conditions set forth in the Sale Agreement and the possibility of any termination of the Sale Agreement, and other statements regarding the timing and the closing of the tender offer and transactions contemplated by the Sale Agreement.  These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown, or unknown risks or uncertainties materialize, actual results could vary materially from iGO, Inc.’s or Steel Excel Inc.’s expectations and projections. Risks and uncertainties include, among other things, uncertainties as to the timing and closing of the tender offer and the transactions contemplated by the Sales Agreement; uncertainties as to how many of iGO’s stockholders will tender their stock in the tender offer; the possibility that various closing conditions to the tender offer and the transactions contemplated by the Sale Agreement may not be satisfied or waived, including that there is a material adverse change to iGO; other business effects, including effects of industry, economic or political conditions outside the company’s control; as well as other cautionary statements contained in iGO, Inc.’s periodic reports filed with the Securities and Exchange Commission, including in its Annual Report on Form 10-K for the year ended December 31, 2012, as well as in Steel Excel Inc.’s periodic reports filed with the Securities and Exchange Commission, including in its Annual Report on Form 10-K for the year ended December 31, 2012. Neither iGO, Inc. nor Steel Excel Inc. undertakes to update the disclosures made herein, and you are urged to read their respective filings with the Securities and Exchange Commission.

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